FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For June 11, 2009

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for June 11, 2009 and incorporated by reference herein is the Registrant’s immediate report dated June 11, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: June 11, 2009

BLUEPHOENIX ANNOUNCES RESULTS OF AN INDEPENDENT
STUDY REFLECTING STRONG DEMAND FOR LEGACY IT
MODERNIZATION SERVICES

CARY, NC, June 11, 2009 – BluePhoenix Solutions (NASDAQ: BPHX), the leader in value-driven IT modernization solutions, today released the results of a commissioned study conducted by Forrester Consulting on behalf of BluePhoenix that demonstrate a strong demand from North American businesses for legacy IT migration and modernization services.

The study, conducted during the first quarter of 2009, was designed to corroborate the motivations that enterprises have when looking to undertake legacy modernization, to reveal specific technology solution needs, and to gain insight into their preferred modernization project models. Of 985 businesses that were surveyed, over 30% indicated that they had allocated budget to legacy modernization activities in the 2009/2010 timeframe.

The cross-industry survey included a rigorous analysis of the modernization needs of those 100 enterprises indicating a desire to migrate from legacy computing platforms, databases and programming languages. Of the businesses planning near term legacy system migration activities, 86% have allocated 10% or more of their total IT budgets for the work.

Findings suggest a significant proportion (25% to 44%) of mainframe platform users plan to initiate projects to reduce or cease the use of the legacy platforms within two years. Those surveyed cited a variety of reasons for wanting to modernize; the most important being the need to reduce operating and license costs, where 79% of those surveyed declared this to be key motivating factor. 76% of those questioned stated that the need to reduce the time and cost of adding new functionality was an important or critical driver. Nearly two thirds of those surveyed had decided to modernize because of the limited availability of legacy skills.

Results relating to language migration plans show a large number (58% to 72%) of users of Natural, COOL:Gen, and PL/1 programming languages intend to migrate some or all of their applications to modern languages in the near future, with JAVA and C# featuring as prominent target environments.

Over 70% of the businesses surveyed indicated that they anticipate purchasing migration services. Over 77% of those surveyed stated that primary factors influencing the selection of IT modernization service providers were the availability of appropriate migration technologies, a track record in IT modernization, and market proven systems integration skills.

“The market for legacy modernization services is robust,” said Yaron Tchwella, CEO of BluePheonix Solutions in response to this study. “The study provided us with another clear indication of the types of IT modernization services the market is looking for – and it is well-aligned with the portfolio of automated migration technologies and modernization services that we offer.” He added, “Businesses clearly understand that legacy modernization requires specialist skills. Legacy system modernization is typically a one time undertaking and an increasing proportion of businesses now realize that it is more cost effective to outsource projects to proven experts, rather than utilize in-house resources that don’t have the same levels of modernization experience.”

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX – News) is the leading provider of value-driven legacy IT modernization solutions. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, Capita Group, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rabobank, Rural Servicios Informaticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 15 offices in the USA, UK, Denmark, Germany, Italy, France, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” plans,” “believes,” “estimates,” “intends” or the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the ability to successfully defend claims brought against the Company; the effects of the global economic and financial crisis; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; the ability to manage the Company’s growth; the ability to recruit and retain additional software personnel; the ability to develop new business lines; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact
Varda Sagiv
BluePhoenix Solutions
+972-(0)9-9526110
vsagiv@bphx.com